UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribucion y Servicio D&S S.A. Announces First Quarter 2006 Results

          SANTIAGO, Chile, April 28 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS) (Latibex: XDYS) announced results for the first quarter 2006. Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2006, and converted into dollars using the observed exchange rate for the same date (1US$=Ch$526.18).

          Highlights I Quarter 2006

--	Net revenues remained constant year-over-year at Ch$376,279 million (US$715.1 million).
--	Gross income up 1.7%, gross margin rose 50 bp., from 27.4% in 2005 to 27.9% in 2006.
--	Operating income down 22.4% to Ch$12,126 million (US$23.0 million) profit, operating margin dropped 90 bp. to 3.2% of revenues.
--	12.5% decrease in EBITDA. EBITDA margin decreased 100 bp. to 6.7% of revenues.
--	46.1% decrease in net profit to Ch$5,319 million (US$10.1 million), representing 1.4% of revenues.
--

New store openings in the quarter: One LIDER store in Copiapo, III Region (5,859 square meters of sales area) and one LIDER Vecino store in Linares, VII Region (4,200 square meters). Additionally, during the course of the second quarter 2006, two LIDER Express stores were opened: Temuco Centro in the IX Region (480 square meters) and Huerfanos in the Metropolitan Region (downtown Santiago, 1,039 square meters). Total sales area at March 31, 2006, increased by 7.8% to 436,185 square meters compared to 404,467 square meters of sales area at March 31, 2005.

--	Capex (investment in buildings, land and infrastructure) for the period amounted to US$31.4 million.
--	Financial debt as of March 31, 2006, totaled US$712.7 million, 69.4% short term and 52.9% in public offering instruments (bonds and commercial papers).
--	Presto outstanding receivables increased by 25.6% to Ch$192,181 million (US$365.2 million), from Ch$152,977 million (US$290.7 million) at the same date in 2005.
--	Number of Presto cards in good standing increased by 13.3% to 1.5 million accounts.

          2006 Compared to 2005 -- First Quarter

          For the first quarter 2006, net revenues remained constant (0.1% decrease) compared to the same period in 2005, amounting to Ch$376,279 million (US$715.1 million). This is the result of the 5.8% decrease in same-store sales, which is partially offset by the new sales contributed by the new LIDER and Farmalider stores opened in the period of April 2005 to March 2006, resulting in a 1.5% decrease in total Company sales compared to figures recorded in the first quarter of 2005. Other revenues from commercial, logistic, real estate and financial services operations increased by 7.7%. Gross income increased 1.7% to Ch$105,032 million (US$199.6 million), while gross income margin rose to 27.9% from 27.4% (50 bp. increase) in the same quarter of 2005. This increase is mainly attributable to the 31.7% increase in revenues from the PRESTO financial services division and to a higher share of private label products in mass consumption products -- 17.0% growth in private label sales compared to the same period in 2005. Selling and administrative expenses for this period increased by 6.0%, totaling Ch$92,906 million (US$176.6 million), representing 24.7% of revenues, compared to Ch$87,636 million (US$166.6 million), equivalent to 23.3% of revenues in the first quarter 2005. This is attributable to the nine new stores opened during the period of April 2005 to March 2006: three LIDER Vecinos in the cities of Talagante, Ovalle and Linares, four LIDER Express stores in the cities of Arica, Temuco, Puerto Varas and Punta Arenas, one LIDER hypermarket in Copiapo and one reopened LIDER store (formerly Carrefour Velazquez, closed in June 2004).

          Operating income decreased by 22.4%, amounting to Ch$12,126 million (US$23.0 million), compared to operating profit of Ch$15,627 million (US$29.7 million) for the same period in 2005. Operating margin dropped by 90 bp. to 3.2% of revenues in the first quarter 2006, from 4.1% in the first quarter of 2005. EBITDA for this quarter decreased by 12.5% compared to the same period in 2005, totaling Ch$25,337 million (US$48.2 million), equivalent to 6.7% of revenues, a 100 bp. decrease compared to EBITDA margin of 7.7% in the first quarter of 2005. Non-operating income showed a 30.0% loss increase to a Ch$5,736 million loss (US$10.9 million), compared to a Ch$4,413 million (US$8.4 million) loss in the same period in 2005. This is explained by 19.8% higher financial expenses resulting from the Company’s higher indebtedness and higher interest rates on debt.

          Net income decreased by 46.1%, amounting to Ch$5,319 million (US$10.1 million), representing 1.4% of revenues compared to results for the same period in 2005 when the Company recorded a net profit of Ch$9,863 million (US$18.7 million) equivalent to 2.6% of revenues.

          For an extended version of this report, please visit our website http://www.dys.cl .

First Quarter Consolidated Results

	2006

	Ch$ million	US$ million	%

Sales	314,619	597.9	83.6%
Other Income	61,661	117.2	16.4%
Net revenues	376,279	715.1	100.0%
Cost of sales	271,247	515.5	72.1%
Gross Income / Margin	105,032	199.6	27.9%
Recurring Operating Expenses	79,322	150.8	21.1%
Start-up Expenses	373	0.7	0.1%
Total Operating Expenses (SG&A)	79,696	151.5	21.2%
EBITDA	25,337	48.2	6.7%
Depreciation	13,211	25.1	3.5%
Total Operating Expenses	92,906	176.6	24.7%
Operating Income	12,126	23.0	3.2%
Financial Expenses	(5,080)	(9.7)	-1.4%
Other Non-operating Income (Expenses)	(105)	(0.2)	0.0%
Monetary Correction	(550)	(1.0)	-0.1%
Non-Operating Income	(5,736)	(10.9)	-1.5%
Income before Tax	6,391	12.1	1.7%
Income Tax	(1,081)	(2.1)	-0.3%
Minority Interest	10	0.0	0.0%
Income	5,319	10.1	1.4%
Amortization of Goodwill	—	0.0	0.0%
Net Income	5,319	10.1	1.4%

	2005

	Ch$ million	US$ million	%

Sales	319,363	606.9	84.8%
Other Income	57,251	108.8	15.2%
Net revenues	376,614	715.8	100.0%
Cost of sales	273,351	519.5	72.6%
Gross Income / Margin	103,263	196.3	27.4%
Recurring Operating Expenses	74,303	141.2	19.7%
Start-up Expenses	5	0.0	0.0%
Total Operating Expenses (SG&A)	74,308	141.2	19.7%
EBITDA	28,955	55.0	7.7%
Depreciation	13,329	25.3	3.5%
Total Operating Expenses	87,636	166.6	23.3%
Operating Income	15,627	29.7	4.1%
Financial Expenses	(4,241)	(8.1)	-1.1%
Other Non-operating Income (Expenses)	(34)	(0.1)	0.0%
Monetary Correction	(139)	(0.3)	0.0%
Non-Operating Income	(4,413)	(8.4)	-1.2%
Income before Tax	11,213	21.3	3.0%
Income Tax	(1,429)	(2.7)	-0.4%
Minority Interest	(13)	(0.0)	0.0%
Income	9,771	18.6	2.6%
Amortization of Goodwill	92	0.2	0.0%
Net Income	9,863	18.7	2.6%

Change %

Sales	-1.5%
Other Income	7.7%
Net revenues	-0.1%
Cost of sales	-0.8%
Gross Income / Margin	1.7%
Recurring Operating Expenses	6.8%
Start-up Expenses	7,367.3%
Total Operating Expenses (SG&A)	7.3%
EBITDA	-12.5%
Depreciation	-0.9%
Total Operating Expenses	6.0%
Operating Income	-22.4%
Financial Expenses	19.8%
Other Non-operating Income (Expenses)	211.0%
Monetary Correction	296.5%
Non-Operating Income	30.0%
Income before Tax	-43.0%
Income Tax	-24.3%
Minority Interest	-175.6%
Income	-45.6%
Amortization of Goodwill	-100.0%
Net Income	-46.1%

          Currency of March 2006, exchange rate 1US$=Ch$526.18 on March 31, 2006.

SOURCE  Distribucion y Servicio D&S S.A.
          -0-                                        04/28/2006
          /CONTACT:  Miguel Nunez, CFO, +011-56-2-484-7754, or mnunez@dys.cl, or Loreto Bradford, Investor Relations Officer, +011-56-2-484-7757, or lbradford@dys.cl, or Roberto Vergara, Investor Relations Associate, +011-56-2-484-7764, or rvergara@dys.cl, all of Distribucion y Servicio D&S/
          /First Call Analyst: /
          /FCMN Contact: lbradford@dys.cl /
          /Web site:  http://www.dys.cl /

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: May 2, 2006